Accenture Ltd
VIA EDGAR AND FACSIMILE
February 21, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Stephen Krikorian

Re:	Accenture LTD
Form 10-K for the Fiscal Year Ended August 31, 2007
Filed October 23, 2007
Form 8-K
Filed September 27, 2007
Definitive Proxy Statement on Schedule 14A
Filed December 28, 2007
File No. 001-16565
Dear Mr. Krikorian:
          On behalf of Accenture Ltd (“Accenture” or the “Company”), we are providing the following response to the comments set forth in the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) to Pamela J. Craig, dated February 1, 2008. To assist your review, we have retyped the text of the Staff’s comment below.
Form 10-K for the Fiscal Year Ended August 31, 2007
Business, page 1
1.	We note the detailed descriptions beginning on page 14 of your two-tier capital structure and the transfer restrictions relating to equity interests in your holding and operating companies. Please clarify the purpose and intent of these structural features.
Prior to our transition to a corporate structure in fiscal 2001, Accenture operated as a series of locally owned partnerships and other entities. As part of the transition to a corporate structure, Accenture created a two-tier holding company structure in order to meet the legal and tax objectives of Accenture and its Partners, which necessitated different treatment under the laws of a number of jurisdictions when the individual Partners exchanged their local country interests for shares in the Accenture global holding structure. Although some Partners exchanged their Accenture interests for shares in Accenture Ltd (the first-tier holding company) and others for shares in Accenture SCA (the second-tier holding company), each Partner received equivalent economic and legal rights as shareholders in the new two-tier holding company structure.

Our two-tier capital structure and the transfer restrictions relating to equity interests in our holding companies were discussed with the Chief Accountant and other members of the Staff in meetings, calls and pre-clearance letters in the months prior to our initial public offering in July of 2001 (the “IPO”).
2.	We note your apparently significant business relationships with government entities. Please tell us why you have not included in your Business section disclosure regarding the portion of your business that may be subject to renegotiation or termination at the election of the government. See Item 101(c)(l)(ix) of Regulation S-K.
Item 101(c)(1) of Regulation S-K requires the company to provide disclosure of the type specified in Item 101(c)(1)(ix) to the “extent material to an understanding of the registrant’s business taken as a whole.” We have provided a description that applies to our contracts in general, including contracts with government entities, on page 50 of our Annual Report on Form 10-K for the fiscal year ended August 31, 2007 (“Form 10-K”), under our Bookings and Backlog section, which states: “The majority of our contracts are terminable by the client on short notice or without notice...” Historically, the impact of any renegotiations or terminations of contracts at the election of the government has not been material to our business.
We have also included an extensive discussion of our work with government clients and the risks associated with potential contract terminations by these clients in the risk factor entitled “Our work with government clients exposes us to additional risks inherent in the government contracting environment” on page 24 of the Form 10-K.
3.	We note your discussion on page 25 of your relationships with subcontractors. As appropriate, consider including a discussion of these relationships in the Business section.
In response to the Staff’s comment, we will include a discussion of our relationships with subcontractors in the discussion of our business in future filings. We would propose adding disclosure similar to the underlined example below.
Excerpt from Business section, page 2 of the Form 10-K:
Consulting, Technology and Outsourcing Services and Solutions
     Our business is structured around five operating groups...
     Client engagement teams—which typically consist of industry experts, capability specialists and professionals with local market knowledge—leverage the full capabilities of our global delivery model to deliver price-competitive solutions and services. In certain instances our client engagement teams include subcontractors, who supplement our professionals with additional resources in a specific skill, service or product area, as needed.

Risk Factors
Tax legislation and negative publicity related to Bermuda companies..., page 33
4.	We note your presentation of risks regarding tax legislation and negative publicity related to Bermuda companies. Your discussion does not give a clear idea of the nature of the tax matters or the content of the negative media comments. We believe you should clarify the true nature and impact of these risks.
As noted in the cited risk factor, the principal tax risk we highlighted is the possibility that provisions of the American Job Creation Act of 2004 related to “corporate inversions” could be applied in a manner that treats Accenture as a U.S. corporation for federal tax purposes. We do not believe that this law affects Accenture since we did not undertake a “corporate inversion.” Accenture has always been a global business and never operated under a U.S. parent corporation. However, we cannot predict the ultimate outcome of any tax proceeding with certainty.
The implication of negative comments from politicians and others as reported in the media is that companies that undertook corporate inversions have sought to improperly avoid taxes or gain an unfair competitive advantage over U.S. companies. While neither of these is true in our case, even untrue allegations can have an impact on our reputation and the willingness of clients to engage or be associated with us. Thus, we highlighted it as a risk factor.
The share price of Accenture Ltd Class A common shares..., page 34
5.	You have included a 3-page risk factor regarding future sales of your equity interests by your employees and former employees. Risk factors are required to be concise. See Item 503(c) of Regulation S-K. Consider how you can present your risk factors more concisely.
We acknowledge the requirement in Item 503(c) of Regulation S-K that risk factors be concise. Accenture has a significant number of shares that have historically been subject to transfer restrictions but that become unrestricted in the future. We have included a detailed discussion of the risks associated with future sales of our equity interests because we believe it is beneficial to provide investors with an understanding of the nature and timing of these transfer restrictions. In future filings, we will move some of the factual information in this risk factor to the Business section, and we will consider other ways to make this risk factor more concise.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47
6.	You refer to three growth platforms — management consulting, systems integration and technology, and outsourcing — in the business section but discuss only two of these platforms in Management’s Discussion and Analysis. Moreover, it is unclear how the two platforms you discuss, consulting and outsourcing, relate to the five operating groups referred to in results of operations. To the extent there is a nexus between the growth platforms and operating groups, it would appear that Management’s Discussion and Analysis should be revised to more clearly reflect any such relationships.

Our operating groups, which have responsibility for our operating results, deliver consulting and outsourcing services, which we categorize as “types of work.” Consulting and outsourcing, as referenced in our Management’s Discussion and Analysis (“MD&A”), are not growth platforms but are the two types of services we provide to clients for revenue-reporting purposes. Consulting revenues, which include management consulting, technology consulting and systems integration services, reflect a finite, distinct project or set of projects with a defined outcome and typically a defined set of specific deliverables. Outsourcing revenues typically reflect ongoing, repeatable services or capabilities provided to transition, run and/or manage operations of client systems, applications or business functions. Our growth platforms, on the other hand, are the groupings we use to assign our people in order to build their skills and to support the operating groups with the strategic skills needed to grow our business.
The link between our operating groups and our growth platforms is described in the “Consulting, Technology and Outsourcing Services and Solutions” section on page 2 of the Form 10-K. In response to the Staff’s comments, in the MD&A overview section of future filings we will include a more-specific description of our revenue by type of work, including what services constitute consulting revenues and what services constitute outsourcing revenues.
7.	Your results of operations discussion should include the extent to which the changes in revenues from one period to the next were attributable to changes in volumes sold, to changes in prices charged or to new product innovations. Currently, the text provides little information to investors about the pricing environment for your products over the three most recent years and how any changes for the prices of the goods you sell affected your revenues over the three-year period. See Item 303(a)(3)(iii) of Regulation S-K. Furthermore, your discussion does not appear to focus on the relationship between revenue growth and geographic expansion. For example, we note your statement on page 33 that you have experienced particular growth in India and the Philippines.
In our Form 10-K, we have provided information necessary to an understanding of our business as a whole. Each of our service contracts reflects a customized mix of specific services. Pricing for our services is a function of the nature of each service to be provided, cost, risk, contract terms and other factors. Our work is not necessarily priced using hours worked or similar metrics, making it difficult to quantify changes in volumes sold. In general, we cover wage increases in our pricing and those wage increases differ by level of experience, type of skill and geography so it is difficult to generalize those into changes in prices charged or an overall pricing environment for the services we sell. While our service offerings are continually refined and enhanced in response to marketplace demands and practices, we do not track specific innovations because we provide them as part of broader services we perform for our clients. We therefore do not believe we can explain revenue growth from innovation in terms of quantifiable standard measures of pricing.
Our statement on page 33 of the Form 10-K regarding growth in India and the Philippines refers to growth in our headcount, not revenues. We have significantly increased our personnel in these locations in order to expand our global delivery network capabilities, and consider such disclosure to be relevant. However, the majority of our global delivery network personnel work predominantly on contracts signed in multiple other countries where the revenues are attributed.
We acknowledge the Staff’s comment and we will continue to be mindful of the requirements of Item 303(a)(3)(iii) of Regulation S-K in future filings.
8.	Tell us whether your utilization rate is a key indicator or variable of your financial performance. Tell us your consideration of disclosing the utilization rate for each period presented. Please clarify your disclosure that states that “the decrease ... [selling and marketing and general and administrative] costs as a percentage of revenues before reimbursements was primarily due to higher utilization of [y]our client-service personnel on contracts.” That is, explain why the higher utilization of your client-service personnel would result in lowering such cost. We refer you to the interpretive guidance in Section III.B.1 of SEC Release No. 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.
We consider utilization rate to be a key variable that drives financial performance in our consulting type of work. We define utilization in the last paragraph on page 48 of the Form 10-K as representing “the percentage of our professionals’ time spent on billable work.” We also provide additional background related to utilization and our profitability in the risk factor entitled “Our profitability could suffer if we are not able to maintain favorable utilization rates” on page 27.
When considering the functional components of our operating expenses, we would note that the same professionals who work on client-facing engagements also engage in business development and certain administrative activities. If we experience higher-than-normal utilization, there will typically be an offsetting effect of less time spent on these activities, and a resulting decrease in these costs, particularly when calculated as a percentage of revenue. Conversely, if we experience lower-than-normal utilization, there will typically be an offsetting effect of more time, as well as related costs, spent on business-development and administrative activities.
We agree that disclosing the actual quantification of our quarterly utilization rates would be useful information in understanding this relationship. In future filings, we will include our quarterly utilization percentage.
Results of Operations for the Year Ended August 31, 2007 Compared to Year Ended August 31, 2006, page 57
9.	We note your disclosure that much of the increases in revenues in each of your operating groups were driven by outsourcing and/or consulting growth in various industry groups and geographic regions. To the extent possible, please provide greater detail as to the factors that contributed to the growth you experienced in these areas. For example, you disclose that revenues in the products operating group increased 23% with both consulting and outsourcing contributing to the growth. You further indicate that the increases more than offset an expected revenue decline related to a contract termination. Please provide quantified disclosure both as to the multiple factors contributing to material changes in revenues and any offsetting factors.

For the reason cited above in our response to comment #7, it is not always possible to attribute a specific period-on-period fluctuation in the revenues of our operating groups beyond identifying the type of work, industry groups and/or geographies that have experienced the most significant increase or decrease for the periods under consideration. To the extent factors are quantifiable and material to an understanding of our business as a whole, we have described changes in quantifiable terms. In the particular example cited in the Staff’s comment, regarding our Products operating group revenue paragraph, on page 57 of the Form 10-K, we quantify the impact of foreign currency fluctuations on the operating group’s revenues and that “revenue growth was impacted by a fiscal 2006 $169 million reduction in consulting revenues. . . associated with the resolution of the NHS matter recorded during the fourth quarter of fiscal 2006.” We do not believe it is necessary to an understanding of the operating group’s results as a whole to quantify additional factors.
In future filings, we will remain mindful of the Staff’s comment to identify reasons for material changes in the results of our various operating segments including, as appropriate, facts or circumstances within particular industry groups, and to quantify the impact of such facts and circumstances to the extent the impact can be accurately quantified and is necessary to an understanding of our business as a whole.
10.	We note instances where two or more sources of a material change have been identified, but the quantification of the contribution for each source that contributed to the change is not disclosed. As an example, on page 59 you disclose the increase in Financial Services operating income is due to revenue growth, higher utilization, lower sales and marketing costs as a percentage of revenues, partially offset by higher compensation costs and delivery inefficiencies without quantification. Further, explain why you analyze each operating expense separately on a consolidated basis but not separately on a segment basis consistent with your revenue discussion. It appears that you have included a discussion on a consolidated basis in your overview section. Tell us your consideration of quantifying each source that contributed to a material change pursuant to the requirements of the related interpretive guidance in Section III. D and F of SEC Release 33-6835 Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A discussion.
Instruction 4 to Item 303(a) of Regulation S-K requires a discussion of material changes from year-to-year in financial statement line items “to the extent necessary to an understanding of the registrant’s businesses as a whole.”
Where two or more sources are listed in MD&A as a component that contributed to a change, we have quantified changes where we believe such quantification to be material to an understanding of our business as a whole. For example, in our Government and Products operating income discussions beginning on page 59 of the Form 10-K, we quantify the impact of “a $225 million loss provision associated with the NHS Contracts,” which explains approximately 80% of the year over year variance in operating results in each of these operating groups. Other examples of quantification of material changes include the impact of foreign currency fluctuations on consolidated and operating group revenues on pages 56 and 57, and the impact of significant infrequent costs, such as Reorganization benefits discussed on page 58.
We also use the words “principally” or “primarily” throughout MD&A when a change is comprised of two or more components, thereby indicating one of the components cited is greater than 50% of the change. In our view, that relative quantification sufficiently conveys an understanding of the change.
In all other instances where two or more sources are identified as a component that contributed to a change and such components are not otherwise quantified in the MD&A or elsewhere in the Form 10-K, we believe such quantification is not necessary to an understanding of the change or our business as a whole.
On a consolidated basis, we provide an analysis of the changes in operating expense line items as we believe it provides investors with an understanding of the material changes in these line items. However, at the operating group level, we do not generally consider it necessary to an understanding of the changes in our business to quantify or comment separately on the various operating expense line items, unless a change within a particular line item is considered material to the understanding of the operating group’s operating results. For instance, on page 59 of the Form 10-K, in our Financial Services operating income paragraph, we refer to “lower sales and marketing costs as a percentage of revenues before reimbursements” as a driver of increased operating income. As discussed on page 49, the combined total of our consolidated Sales and marketing and General and administrative costs in fiscal 2007 were 17.9% of Revenue before reimbursements and decreased approximately 1 percentage point year over year. When these costs and related fluctuations are considered at the operating group level, they are rarely a driver of a material change in operating group results.
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 1 Summary of Significant Accounting Policies
Principles of Consolidation, page F-9
11.	We note that “the purchases and/or redemptions of Accenture SCA Class 1 common shares or Accenture Canada Holdings Inc. exchangeable shares are accounted for at carryover basis”. Explain why these purchases and/or redemptions should be accounted for at carryover basis. Cite the accounting literature that supports this accounting. Indicate why these transactions should not be subject to purchase accounting in accordance with SFAS 141.
The purchases and/or redemptions of Accenture SCA Class I common shares or Accenture Canada Holdings Inc. exchangeable shares are accounted for at carryover basis. We reviewed this treatment with the Chief Accountant and other members of the Staff in meetings, calls and pre-clearance letters in the months prior to the IPO. Our reorganization into a corporate structure was fundamentally a reconstitution of Accenture as it existed before the transaction, but because of the unique nature of the prior Accenture organization, we sought and obtained the Staff’s concurrence regarding the accounting treatment of the reorganization into a corporate enterprise. Our reporting is consistent with the discussions with the Staff and has been applied consistently since 2001.
Note 17. Quarterly Data, page F-47
12.	We note that your disclosures do not include gross profits or cost of revenues in the selected quarterly financial data. Tell us how you considered the guidance in Item 302 of Regulation S-K. Refer to SAB Topic 6(G)1 — Question 3.
We agree that the guidance in Item 302 of Regulation S-K and SAB Topic 6(G) 1 — Question 3 indicates we should include gross profit amounts or related cost of services in the quarterly data table. Historically, we have not included gross profits in our quarterly tables, as this line is not a subtotal regularly presented in the financial statements we include in our Form 10-Q filings. In future filings, we will include quarterly amounts for components of cost of services.
Form 8-K filed September 27, 2007
13.	We believe the non-GAAP operating statement columnar format appearing in your furnished document may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. In addition, please clarify why you believe that your non-GAAP financial measures are useful to investors as a measure of comparative operating performance when the items excluded in your non-GAAP financial measures are part of your GAAP results. If your are able to overcome the burden of demonstrating the usefulness of your non-GAAP measures, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.
As highlighted in the body of our press release filed with our Form 8-K on September 27, 2007, we believe that this reconciliation of our fiscal 2006 GAAP Consolidated Income Statement “As reported” to an “Adjusted (Non-GAAP)” presentation was necessary to provide meaningful information to investors in comparing the years in question. Providing a concise reconciliation in a single schedule, highlighting the significant impacts across revenue, expense and tax categories, assisted us in calculating additional meaningful growth comparisons across all of these categories. We were concerned that an investor reviewing only GAAP financial growth rates for several key metrics might not fully understand the impact these matters had on our results. For instance, revenue growth in the fourth quarter of fiscal 2007 was 29% on a GAAP basis and 19% on a “non-GAAP Adjusted” basis and operating income margin remained flat on a GAAP basis but expanded 100 basis points on a “non-GAAP Adjusted” basis. We wanted to present a clear baseline for our fiscal 2006 results so investors could understand the underlying performance of the business in fiscal 2007.
We believe the columnar schedules presented were the best methodology to convey the significant impacts across several operating categories of these non-recurring items on our fiscal 2006 GAAP operating statements, giving equal or greater prominence to the most directly comparable GAAP measures. We also believe that sufficient explanatory representations, both in the body of the press release, in the notes to the schedules and in the Form 8-K filing were made to clearly indicate that these schedules were not prepared under a comprehensive set of accounting rules. However, we understand the Staff’s concern and agree, as a general matter, that disclosing full non-GAAP operating schedules would not generally be warranted. For instance, our first quarter fiscal 2008 press release filed with our Form 8-K on December 22, 2007, does not include any non-GAAP financial schedules for either period presented because it was not necessary to allow for meaningful comparison between periods.
Schedule 14A
Compensation of Executive Officers and Directors
Compensation Discussion and Analysis, page 24
14.	You disclose that the company provides compensation to its named executive officers based in part on meeting company and individual performance objectives. However, you do not disclose any of the specific performance objectives but instead discusses “performance themes,” such as “educating, energizing and inspiring our people,” and you describe corporate performance in general terms such as “strong.” Because the company relies on corporate and individual performance in setting performance-based compensation, more specific disclosure should be provided, subject to Instruction 4 to Item 402(b) of Regulation S-K. If you intend to rely on this instruction, then you must provide meaningful disclosure regarding the level of difficulty or likelihood of achieving such undisclosed target levels. Note that a statement that the performance objectives for 2007 were “particularly challenging” does not appear to adequately address the disclosure requirement.
Each year the Compensation Committee of the Board of Directors (the “Committee”) and Mr. Green, our Chief Executive Officer, agree on an individual set of more than 20 performance “objectives” for each named executive officer. These objectives comprise both objective financial and operational considerations and subjective qualitative considerations. We have structured our compensation program in this manner because the Committee views our senior executives as a team, responsible for a broad range of company results and initiatives.
The extensive list of considerations applicable to each named executive officer is in no way a “checklist,” but is more accurately characterized as a list of general considerations for Mr. Green and the Committee to subjectively review in evaluating the named executive officers. As we state on page 32 of the proxy statement, no formula or pre-determined weighting is used. Instead, Mr. Green and the Committee review the list of objectives and consider whether each named executive officer “partially met, met or exceeded” the overall performance considerations as a whole, and whether this level of performance was “low, medium or high.” These are subjective determinations, based largely on the judgment of Mr. Green and the Committee.
The Commission’s rules relating to the Compensation Discussion and Analysis (“CD&A”) call for disclosure of only the “material” elements and policies underlying a company’s compensation program. The preamble to Item 402(b) of Regulation S-K states “The discussion shall explain all material elements of the registrant’s compensation of the named executive officers.” [emphasis added] Similarly, Instructions 1 and 3 to Item 402(b) of Regulation S-K both provide that the CD&A should focus on the material information and principles necessary to an understanding of a company’s compensation policies and decisions regarding the compensation paid to the named executive officers.
Mindful of the requirement to focus only on the material information necessary to an understanding of our compensation decisions, and because we do not generally view any single performance consideration as material, we do not believe it is appropriate to disclose a list of more than 20 performance objectives for each of the named executive officers which may or may not be individually considered in determining their bonus compensation. Accordingly, in our fiscal 2007 disclosures, we provided our investors an understanding of the types or categories of performance objectives that were considered.
We believe that our disclosure is reflective of the process followed by Mr. Green and the Committee. Therefore, we believe it is appropriate, and in fact required by the Commission’s rules, to continue this approach in future filings. We note for the Staff that, as cited in the CD&A, we continue to adjust our compensation structure for our executive officers in order to make it more market-relevant. As a result, our compensation structure may be different for fiscal 2008 which could, of course, necessitate different disclosure in our 2008 proxy statement in light of the objective of providing meaningful disclosure to our investors.
15.	The discussion on pages 26 and 27 provides little understanding as to how the compensation committee and others involved in setting compensation arrived at the fiscal year 2007 figures for base compensation. See Item 402(b)(1)(v) of Regulation S-K. Please revise accordingly.
In future filings, we will provide more specific disclosure relating to the determination of each named executive officer’s base compensation for the applicable fiscal year. We will make clear that “base compensation,” which is generally the equivalent of “base salary,” is determined primarily on an objective basis based upon the officer’s job ranking or category within Accenture.
* * * * * * *

          As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
************
          Please do not hesitate to call Richard Buchband at (312) 693 4544 or the undersigned at (408) 817 2136 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours, ACCENTURE LTD, represented by its duly authorized signatory
By:	/s/ Douglas G. Scrivner
Douglas G. Scrivner

cc:	Pamela J. Craig, Accenture
Anthony G. Coughlan, Accenture
Richard Buchband, Esq., Accenture
Michael D. Nathan, Esq., Simpson Thacher & Bartlett LLP
A.J. Kess, Esq., Simpson Thacher & Bartlett LLP
Alan L. Dye, Esq., Hogan & Hartson, LLP
Julie A. Bell, Esq., Hogan & Hartson, LLP
Farrell Malone, KPMG LLP